FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Announces the Path to

One-Million-Channel Acquisition

PARIS, France – May 24, 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that its equipment subsidiary Sercel has broken the seismic recording channel capacity barrier with the launch of the Giga Transverse.

The new Giga Transverse is offered as an add-on set of equipment to upgrade the channel capacity of the Sercel 428XL land seismic acquisition system. It is of particular benefit for SuperCrew high-channel-count surveys.

The new Giga Transverse boasts the fastest transmission rate in the industry, increasing the new optical transverse cable’s capacity from 10,000 to 100,000 channels in real time per line. With this outstanding quantitative step-change, Sercel is in a stronger position than ever to meet the challenges set by the ever increasing capacities of SuperCrews for whom crossing the one-million-channel milestone is no longer a dream but a fast-approaching reality.

With the higher channel capacity, higher transmission rate and simplified deployment offered by the addition of the Giga Transverse, the performance of the 400 series, which is the undisputed leader in land acquisition with a worldwide install base of three million channels, is further enhanced.

Pascal Rouiller, CEO, Sercel, said: “We are pleased to announce this breakthrough in land acquisition, which is particularly critical for the growing SuperCrew market for high-density wide-azimuth acquisition. With the addition of the Giga Transverse, the 428XL is truly the most flexible acquisition system in our industry.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 24th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary